Exhibit 99.1

AMARIN SIGNS AGREEMENT TO ACQUIRE ESTER NEUROSCIENCES

Adds Promising Phase II Neurology Candidate

$8.1 Million Financing in Connection with Acquisition

Reverse Stock Split Planned for January 2008

LONDON, United Kingdom, December 5, 2007– Amarin Corporation plc (NASDAQ: AMRN) today announced that the Company has:

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Signed an agreement to acquire Ester Neurosciences Limited (“Ester”), a private research and development company based in Israel. The acquisition is expected to close tomorrow. The initial consideration is $15 million, plus up to $17 million in contingent payments. Ester’s core assets include (i) a platform messenger RNA (mRNA) silencing technology which targets the cholinergic pathway; (ii) EN101, a Phase II compound with promising efficacy data for the treatment of myasthenia gravis (“MG”) utilising this technology; and (iii) a preclinical program in neurodegenerative and inflammatory diseases.

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Received financing commitments for approximately $8.1 million in gross proceeds in connection with public offerings of equity, three-year convertible debt and warrants.  Directors and officers committed $1.7 million. The financing is expected to close this week.

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Resolved to hold a General Meeting in January 2008 at which the Company’s shareholders will be asked to approve a 1-for-10 reverse stock split, which is part of Amarin’s definitive plan to regain and sustain compliance with Nasdaq listing requirements.

Rick Stewart, Chief Executive Officer of Amarin, commented, “We are delighted to announce the signing of the Ester acquisition, which is an excellent strategic fit for Amarin. This acquisition allows Amarin to gain access to a unique mRNA platform technology based on breakthrough discoveries in cholinergic neuromodulation. The validation of the platform via the promising clinical data from a Phase II study in myasthenia gravis adds substantial value to Amarin’s neuroscience portfolio.”

Alan Cooke, President and Chief Financial Officer of Amarin, added, “The Ester acquisition achieves our stated objective of adding one more clinical stage program with efficacy data to our pipeline with the additional benefit of the valuable underlying technology platform. The concurrent financing enables the Company to make the initial $5 million cash payment to Ester shareholders without utilizing the Company’s existing cash reserves and provides additional working capital to invest in integrating and advancing Ester’s programs along with our existing development pipeline in neurology and cardiovascular disease.”

Eli Hazum, Chief Executive Officer of Ester and a partner at Medica Venture Partners, the company founders, commented, “Amarin’s experience with neurological disorders and strong management team will be of considerable benefit in advancing our Phase II clinical program in myasthenia gravis and further developing our novel technology platform. We are very excited about the Phase II program as the interim results have demonstrated superior efficacy over MestinonTM, the current standard of care for this disease.”

Nava Swersky Sofer, President and Chief Executive Officer of Yissum, the Hebrew University of Jerusalem’s technology transfer company, from which Ester licensed the technology, commented, “This technology, developed by Professor Hermona Soreq, has the potential to aid numerous patients around the world suffering from debilitating chronic diseases. Ester has developed the technology over the past ten years, and we are delighted that Amarin has decided to take it to the next level using its considerable strengths and excellent team.”

EN101 in Phase IIa for Myasthenia Gravis
Ester’s lead product candidate, EN101, is in Phase IIa clinical development as a treatment for MG, a chronic autoimmune neuromuscular disease characterised by progressive muscle weakness. EN101 has demonstrated safety and efficacy in a Phase Ib clinical study and in interim results from an ongoing Phase IIa clinical study.

The ongoing Phase IIa clinical study is currently evaluating the safety and efficacy of three different, once-daily oral doses of EN101 in patients with MG compared with Mestinon. An interim analysis of this study has shown that each of the three doses of EN101 showed a statistically significant improvement over baseline quantitative MG (“QMG”) score. The QMG score is used in MG studies and measures the strength of 13 different muscle groups. The interim data suggest EN101 may have superior efficacy, longer duration of action, a more favorable side effect profile and dosing regimen, as compared with Mestinon.

EN101 has been granted orphan drug status for the treatment of MG by the U.S. Food and Drug Administration and by the European Medicines Agency. Amarin’s focus will be on completing the ongoing Phase IIa clinical study and other non-clinical studies in preparation for commencing a Phase IIb or Phase II/III study.

EN101 in Preclinical Development for Neurodegeneration and for Inflammation-based Diseases
Preclinical studies have shown that EN101 may have potential application in other peripheral nervous system disorders, such as amyotrophic lateral sclerosis. In addition to its known anti-cholinergic effect, EN101 also possesses anti-inflammatory properties not associated with neuronal or neuromuscular degeneration. In preclinical animal studies, EN101 led to the amelioration of the symptoms associated with inflammatory bowel disease (“IBD”), an inflammatory gastrointestinal tract disorder. The efficacy of EN101 was shown to be highly significant and comparable to that achieved by dexamethasone, a routine steroidal treatment for IBD.

Intellectual Property
Ester’s patent estate protects its novel technology platform with both issued patents and pending patent applications. EN101 is protected by an issued composition of matter patent in the United States that runs to 2022, and has patent protection pending in a number of other jurisdictions around the world, including Europe.

Technology Platform
Ester’s therapeutic platform is based on novel and proprietary discoveries in the field of acetylcholinesterase (“AChE”), developed by Professor Hermona Soreq of the Hebrew University of Jerusalem. AChE is a degrading enzyme of the neurotransmitter acetylcholine, the imbalance of which plays a central role in a range of currently incurable and highly debilitating neurodegenerative conditions. The basic premise of Ester’s therapeutic paradigm is the modulation of the “read-through” isoform of acetylcholinesterase (“AChE-R”), an excess of which plays a fundamental detrimental role in the CNS and inflammatory processes.

Ester’s technology platform also exhibits anti-inflammatory effects, including an indirect inhibitory effect on key pro-inflammatory cytokines via modulation of AChE-R, as well as a direct anti-inflammatory effect via modulation of macrophage activity mediated by interaction with the toll-like receptor or TLR signalling pathway.

Ester Integration
Preparations for the integration of Ester and Amarin have already begun. Amarin is not acquiring any facilities or office space in Israel. The management of Ester’s programs and research and development activity is being transitioned to Amarin’s research and development team in Oxford, England. To facilitate this transition to Amarin, Eli Hazum, Chief Executive Officer of Ester, will act as a consultant to Amarin for a period of at least six months.

Acquisition Consideration
Under the terms of the acquisition agreement, Amarin will acquire 100% of the issued share capital of Ester for initial consideration of $15 million, of which $5.0 million is payable in cash and $10 million is payable through the issuance of 25 million Amarin ordinary shares, each ordinary share represented by one American Depositary Share (“ADS”), representing approximately 20% of the outstanding ADSs of Amarin (excluding the issuance of ADSs in the financing). Additional contingent payments, valued at an aggregate of $17 million, will be payable to Ester in the event that certain development-based milestones are successfully completed. The additional contingent consideration consists of:

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Two milestones aggregating $11 million, payable, at Amarin’s option, in cash or in ordinary shares valued at $0.38 per share, the volume weighted average closing price of Amarin’s ADSs for the 10 days ending on December 4, 2007 (subject to an adjustment reducing the number of shares payable to former Ester shareholders if Amarin’s ADS closing price on such milestone date is higher than $0.76 per share). These milestones consist of:

▪	ADSs valued at $5 million payable no earlier than April 5, 2008, on the achievement of certain efficacy data on completion of the ongoing Phase IIa study; and

▪	ADSs valued at $6 million due on successful completion of the Phase II program, supporting progression to Phase III in the United States.

-	One milestone of $6 million payable in cash on successful completion of the Phase III program in the United States.

Amarin has assumed an obligation to pay a royalty to Yissum equal to 7% of net product sales of EN101, or of any other product commercialised from Ester’s licensed intellectual property. In addition, should Amarin partner EN101 for applications other than MG, Ester shareholders will be entitled to receive 10% of any license fees, milestone payments, royalties and/or other related income arising therefrom in the five years from closing.

Financing Transactions
Amarin also announced today that it has received commitments for the purchase of ADSs, convertible debt and warrants. These public offerings are expected to result in gross proceeds to the Company of approximately $8.1 million and are due to close this week.

In the first of the offerings, Amarin received commitments of $5.4 million from institutional and other accredited investors, including certain directors and executive officers of Amarin, to purchase 16.3 million Amarin ADSs at a purchase price of $0.33 per ADS. This price represents a discount of 10% to Amarin’s 5-day volume weighted average closing price on December 3, 2007. In addition, investors will receive five-year warrants exercisable to purchase 8.1 million Amarin ADSs at an exercise price of $0.48, which is a 30% premium to the 5-day volume weighted average closing price of Amarin ADSs on December 3, 2007.

In the second of the offerings, Amarin received commitments to purchase $2.7 million in aggregate principal amount of three-year convertible notes from institutional and other accredited investors, including certain directors and officers of Amarin. The notes may be converted into 5.7 million Amarin ADSs commencing four months after the date of closing at a conversion price of $0.48 per Amarin ADS, which is a 30% premium to the 5-day volume weighted average closing price of Amarin ADSs on December 3, 2007. The notes will bear interest at a rate of 8% per annum, payable quarterly in arrears. In addition, the note holders will also receive five-year warrants exercisable to purchase 2.3 million Amarin ADSs at an exercise price of $0.48. The convertible notes will be required to be repaid from the proceeds of, and the holders of the convertible notes will have the right to participate in, future financings of the Company, with certain exceptions.

Rodman & Renshaw LLC, a subsidiary of Rodman & Renshaw Capital Group Inc (NASDAQ: RODM), served as placement agent for the offerings in the United States. ProSeed Capital Holdings CVA served as financial advisor to Amarin in connection with the Ester acquisition and financing transactions.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. The offerings may be made only by means of a prospectus supplement and the accompanying prospectus. Copies of the prospectus supplement and the accompanying prospectus may be obtained directly from the Company or by sending a request to Rodman & Renshaw. Application is being made to list 16,290,900 ordinary shares on the AIM and IEX, in respect of the above financings, respectively. Application is also being made to list 25,000,000 ordinary shares on AIM and IEX in respect of the consideration shares due to Ester. Admission is expected to occur on December 10, 2007.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities of each state.

Reverse Stock Split and Nasdaq Capital Market Listing Requirements
Amarin intends to send to its shareholders a notice of a General Meeting at which Amarin will seek approval for a 1-for-10 reverse stock split of the Company’s ordinary shares. It is expected that the General Meeting will take place in January 2008. Pursuant to Nasdaq Marketplace Rule 4320(e)(2)(E)(ii), in order to maintain its listing on The Nasdaq Capital Market, Amarin must maintain a minimum bid price of $1.00. In affecting the 1-for-10 reverse stock split, Amarin expects the bid price of its ADSs to greatly exceed the minimum bid price of $1.00 and thus to regain and sustain compliance with this requirement.

Amarin received a notice on December 4, 2007 from The Nasdaq Stock Market indicating that the Company is not in compliance with the $1.00 minimum bid requirement for continued listing and, as a result, the Company’s ADSs are subject to delisting, unless the Company requests a hearing by December 11, 2007 in accordance with the Nasdaq Marketplace Rules. The Company intends to request an appeal hearing prior to December 11, 2007 with the Nasdaq Listing Qualification Panel to review the delisting determination. There can be no assurance that the Panel will grant the Company’s request for continued listing. If the Panel denies the request, the Company’s ADSs will be delisted. The hearing date will be determined by Nasdaq and should occur within 45 calendar days from the request for hearing. Amarin’s hearing request will ‘stay’ the delisting of the Company’s ADSs pending the Panel’s decision. At the hearing, the Company will be required to provide a plan to regain compliance with the minimum bid price requirement, which will include the Company’s plan to seek shareholder approval for the reverse stock split in order to exceed the minimum bid price requirement.

This press release does not constitute a solicitation of proxies for any meeting of shareholders, which can only be made by way of a properly filed meeting notice and related proxy form.

For further information regarding the financial impact of the Ester acquisition on Amarin’s historical financial statements, please see the unaudited historical pro forma condensed combined financial statements filed with the SEC in a Report of Foreign Issuer on Form 6-K and available on our website; www.amarincorp.com.

Myasthenia Gravis – An Unmet Medical Need
MG is the most common primary disorder of neuromuscular transmission.  It is a chronic autoimmune neuromuscular disease characterized by varying degrees of weakness of the skeletal (voluntary) muscles of the body. About 10% of MG patients develop a life threatening weakness of the respiratory muscles needed for breathing, a condition called myasthenic crisis. MG occurs in all races, both genders, and at all ages.

Existing therapies for MG include cholinesterase inhibitors, immunosuppressants and corticosteroids, plasma exchange and intravenous immune globulin and surgical treatment (thymectomy). Cholinesterase inhibitors are used to treat the symptoms of MG but are often accompanied by side effects such as nausea, diarrhea, hypersalivation, bronchorrhea, headache and involuntary muscle twitching.

According to the Myasthenia Gravis Foundation of America, the prevalence of MG is estimated at 14 to 20 per 100,000 population, with up to 60,000 cases in the United States.

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes the recently acquired myasthenia gravis clinical program and preclinical programs in neuromuscular, neuronal degenerative and inflammatory diseases; Miraxion for Huntington’s disease; two programs in Parkinson’s disease; one in epilepsy; and one in memory and cognition. Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin also has a proprietary lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain that can be leveraged in a wide range of disease applications for its own product pipeline or with potential partners.

Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

About Yissum
Yissum was founded in 1964 to protect the Hebrew University’s intellectual property and commercialise it. $1 billion in annual sales are generated by products based on Hebrew University technologies licensed out by Yissum. Ranked among the top technology transfer companies in the world, Yissum has registered 5,000 patents covering 1,400 inventions; licensed out 400 technologies and spun out 60 companies. Yissum’s business partners span the globe and include companies such as Novartis, Microsoft, Johnson & Johnson, Merck, Intel and Teva.

Contacts:

Amarin +44 (0) 207 907 2442

Rick Stewart Chief Executive Officer

Alan Cooke President and Chief Financial Officer

investor.relations@amarincorp.com

Investors:

Lippert/Heilshorn & Associates, Inc.

Anne Marie Fields +1 212 838 3777

Bruce Voss +1 310 691 7100

Media:

Powerscourt +44 (0) 207 250 1446

Rory Godson

Sarah Daly

Davy: +353 (0)1 679 6363
Ivan Murphy
Fergal Meegan

Disclosure Notice
The information contained in this document is as of December 5, 2007. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing (including the risk that the Company may not successfully appeal a Nasdaq delisting determination); the Company’s ability to close the equity, convertible debt and warrant financings; the Company’s ability to successfully integrate the Ester acquisition; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; the success of Amarin's research and development activities, including its planned clinical trials in cardiovascular disease and; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation;  general changes in International and US generally accepted accounting principles; and growth in costs and expenses.  A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5, 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

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